

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 23, 2007

<u>via U.S. mail and facsimile</u>
Mr. Roderick Bartlett
Transact Energy, Corp.
1188 West Georgia Street, Suite 1650
Vancouver, B.C. Canada V6E 4A2

> **Re:** **Transact Energy, Corp.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 9, 2007**
> **File No. 333-139746**

Dear Mr. Bartlett:

We have limited the review of your amended filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. In your subsequent amendment to the registration statement, please provide the standard industrial classification code or "SIC" with respect to the company, which is required to be identified on the cover page of the Form SB-2.

2. We note that your two sole officers, Messrs. Bartlett and Forzley, have backgrounds in several public companies, including S2C Global Systems, Inc., Claddagh Gold, Action View International, Inc., Quest Oil Corporation, Placer Dome Inc., and Royal Oak. For each of these companies, please tell us the amount of assets, cumulative revenues since inception, and line of

business in which these companies operated during the time Mr. Bartlett or Mr. Forzley were involved. Please tell us whether each of these companies subsequently changed their line of business, and the amount of assets and cumulative revenues at the time of such change. We may have further comment.

Risk Factors, page 2

3.   Please group your related risk factors together under classified headings such as risks related to your industry, risks related to your company, and risks related to your offering.

4.   Avoid the use of defined terms in the risk factor headings and discussion. For example, we note references to "Farmees" on page 6, and "Operator" and "Penny Stock" on page 8.

5.   We refer you to the fourth and fifth risk factors on page 3 of the registration statement. As currently drafted, the risk to investors resulting from funds being held in escrow or increased ownership by officers and directors is not specified. Revise to explain, for example, that investors may not have investment funds returned to them for an additional ninety days after May 31, 2007 if you choose to extend the closing date of the offer. Further, revise to explain the risk to investors that would result from increased ownership of the company by its officers and directors.

6.   Tailor your risk factor discussion so that you cite risks that are particularly relevant to you. Avoid "boilerplate" risks that are generic to any company within the exploration industry and disclose how the others impact you. For example, given your stage of operations, it does not appear that the last risk factor on page 6 and the first risk factor on page 7 are applicable to your company at this time. Advise us of whether you currently have entered into contracts with any farmees, partners or third-party operators. If you choose to retain these and other risk factors that are not relevant to your current level of operation, please clearly state in the risk factor subheadings, if true, that you do not currently have contracts with farmees, partners, etc. We may have further comment.

7.   Please remove language that has the tendency to mitigate the risk being discussed. In this regard, we refer you to language in the first sentence of the second risk factor on page 4 and language in the first sentence of the third risk factor on page 4.

<u>"We are a new business…," page 3</u>

8.   Disaggregate this risk factor so that you discuss the separate risk related to management's limited experience in oil and gas lease acquisitions.

9.   Revise the heading of this risk factor so that you also convey that you have a limited operating history.

<u>"The volatility of natural…," page 5</u>

10.   You reference the risk associated with your inability to profit from "[y]our leases". Revise here and, as may be necessary elsewhere, to clarify that you currently have only one lease.

<u>"Our officers and directors are limited in the time…," page 9</u>

11.   Please disclose how Messrs. Bartlett and Forzley will devote the rest of their time, if not to the operations of Transact Energy. If any conflicts of interest may arise due to their participation in these other activities, please discuss these.

<u>Cautionary Statements Regarding Forward-Looking Statements, page 10</u>

12.   Remove the suggestion that "will" constitutes a forward-looking statement.

<u>Management, page 18</u>

13.   We note your reference to several "public" companies in the biographical sketches of your officers and directors. For each company that is not reporting with the SEC in the United States, please clarify to which entity they report and on what market they are traded.

<u>Compensation, page 19</u>

14.   Clarify, as done in the notes to the financial statements, that you have not paid any compensation to any of your officers or directors through the period covered by the financial statements included in the registration statement.

<u>Undertakings</u>

15.   Please include all the undertakings required by Item 512 of Regulation S-B. In this regard, we note that Items 512(a)(4), 512(e) and 512(g)(2) were omitted.

Signatures

16.	Please provide the signature of the company's principal accounting officer or controller, as required by Form SB-2.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
       Cletha A. Walstrand, Esq.
       (801) 435-7318